SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

Viatel Holding (Bermuda) Limited
(Name of Issuer)

COMMON STOCK,
PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

G93447103
(CUSIP Number)

James Panella
Morgan Stanley
1585 Broadway
NY, NY 10036
Tel: (212) 762-6942
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2004
(Date of Event which Requires Filing of this Statement)

__________

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. G93447103	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* ☐ WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 49,329,689[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 49,329,689[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,329,689[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.0%[2]
14	TYPE OF REPORTING PERSON* CO

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

_________________

1	The 49,329,689 share number set forth above includes (a) the 1,329,689 Common Shares beneficially owned by the Reporting Person, plus (b) 48,000,000 Common Shares into which the $36 million in aggregate principal amount of Notes beneficially owned by the Reporting Person may be converted. The exact number of Common Shares into which the Notes are convertible is not calculable at the present time because the Conversion Price used for such conversion is based upon a calculation of the total equity value of the Company, to be calculated at the time of conversion by the Board of Directors of the Company (subject to approval by the majority noteholders). The 48,000,000 share number used above represents the maximum number of Common Shares that the Notes may be converted into (assuming the Company does not pay interest on the Notes in the form of additional Notes) pursuant to the terms of the Notes (which is based on the lowest Conversion Price that is applicable under the terms of the Notes, which is $0.75).

2	With respect to the calculation of the percentage of the outstanding Common Shares beneficially owned by the Reporting Persons, 58,730,000 was used as the total amount of outstanding Common Shares of the Company, which includes (a) the 10,730,000 total outstanding Common Shares amount reported by the Company in its Annual Report on Form 20-F for the 2003 fiscal year and (b) the 48,000,000 Common Shares issuable upon full conversion of the Notes beneficially owned by the Reporting Person.

CUSIP No. G93447103	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley & Co. Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* ☐ WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 49,329,689[3]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 49,329,689[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,329,689
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.0%[4]
14	TYPE OF REPORTING PERSON* CO

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

_________________

3

The 49,329,689 share number set forth above includes (a) the 1,329,689 Common Shares beneficially owned by the Reporting Person, plus (b) 48,000,000 Common Shares into which the $36 million in aggregate principal amount of Notes beneficially owned by the Reporting Person may be converted. The exact number of Common Shares into which the Notes are convertible is not calculable at the present time because the Conversion Price used for such conversion is based upon a calculation of the total equity value of the Company, to be calculated at the time of conversion by the Board of Directors of the Company (subject to approval by the majority noteholders). The 48,000,000 share number used above represents the maximum number of Common Shares that the Notes may be converted into (assuming the Company does not pay interest on the Notes in the form of additional Notes) pursuant to the terms of the Notes (which is based on the lowest Conversion Price that is applicable under the terms of the Notes, which is $0.75).

4	With respect to the calculation of the percentage of the outstanding Common Shares beneficially owned by the Reporting Persons, 58,730,000 was used as the total amount of outstanding Common Shares of the Company, which includes (a) the 10,730,000 total outstanding Common Shares amount reported by the Company in its Annual Report on Form 20-F for the 2003 fiscal year and (b) the 48,000,000 Common Shares issuable upon full conversion of the Notes beneficially owned by the Reporting Person.

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 amends the Report on Schedule 13D, originally filed on February 9, 2004 , as amended by Amendment No. 1 of Schedule 13D, filed on April 15, 2004 (collectively, the “Schedule 13D”). Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used without definitions in this Amendment No. 2 shall have the respective meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer.

Item 2. Identity and Background.

Item 3. Source and Amount of Funds or Other Consideration.

     The source of the $36 million in funds used by MS&Co. to purchase the notes of the Company (the “Notes”), in connection with the investment transaction more fully described in Item 4 below, was the working capital of MS.

Item 4. Purpose of Transaction.

     Item 4 of Schedule 13D is hereby amended and supplemented by adding the following as the third-to-last paragraph of Item 4:

      On April 21, 2004, the transaction contemplated by the Term Sheet was consummated on terms substantially similar to the terms set forth in the Term Sheet. In connection therewith, an Investment and Note Purchase Agreement, a Shareholders Agreement and a Registration Rights Agreement were entered into by the Company, MS&Co. and the other Investors named therein. Each of such agreements, as well as the form of Note related thereto, are attached hereto as Exhibits 6, 7, 8, and 9. In connection with the transaction, the Company issued $52.25 million of its Notes to the Investors, $36 million of which was purchased by MS&Co.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby replaced in its entirety as follows:

     (a) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), MS may be deemed to beneficially own 49,329,689 shares of Common Stock, or approximately 84.0% of the outstanding shares of Common Stock. MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MS&Co. may be deemed to beneficially own 49,329,689 shares of Common Stock, or approximately 84.0% of the outstanding shares of Common Stock.

     The 49,329,689 share number set forth above includes (a) the 1,329,689 shares of Common Stock beneficially owned by the Reporting Person, plus (b) 48,000,000 shares of Common Stock into which the $36 million in aggregate principal amount of Notes beneficially owned by the Reporting Person may be converted. The exact number of shares of Common Stock into which the Notes are convertible is not calculable at the present time because the Conversion Price used for such conversion is based upon a calculation of the total equity value of the Company, to be calculated at the time of conversion by the Board of Directors of the Company (subject to approval by the majority noteholders). The 48,000,000 share number used above represents the maximum number of shares of Common Stock that the Notes may be converted into (assuming the Company does not pay interest on the Notes in the form of additional Notes) pursuant to the terms of the Notes (which is based on the lowest Conversion Price that is applicable under the terms of the Notes, which is $0.75).

     With respect to the calculation of the percentage of the outstanding Common Stock beneficially owned by the Reporting Persons, 58,730,000 was used as the total amount of outstanding Common Stock of the Company, which includes (a) the 10,730,000 total outstanding Common Stock amount reported by the Company in its Annual Report on Form 20-F for the 2003 fiscal year and (b) the 48,000,000 shares of Common Stock issuable upon full conversion of the Notes beneficially owned by the Reporting Person.

     The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

     (b) By virtue of the relationship previously reported under Item 2 of this statement, MS may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock owned by MS&Co.

     (c) Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days. Except as set forth in Item 4 above, none of the Reporting Persons are aware of any information that indicates that any other Reporting Person has effected any such transaction.

     (d) By virtue of the relationships described in Item 2 of this statement, MS may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock held by MS&Co. and the proceeds from the sale of the shares of Common Stock.

     (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

     Exhibit 4:    Joint Filing Agreement

     Exhibit 6:    Investment and Note Purchase Agreement, dated April 21, 2004, by and among Viatel Holding (Bermuda) Limited (the “Company”) and the Investors named therein.

     Exhibit 7:    Form of 8% Convertible Senior Secured Note Due 2004 of the Company.

     Exhibit 8:    Shareholders Agreement, dated April 21, 2004, by and among the Company and the Investors named therein.

     Exhibit 9:    Registration Rights Agreement, dated April 21, 2004, by and among the Company and the Investors named therein.

________

SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify the information set forth in this statement is true, complete and correct.

Date: April 23, 2004

Morgan Stanley

By:	/s/ Dennine Bullard

Name: Dennine Bullard
Title: Authorized Signatory

Morgan Stanley & Co. Incorporated

By:	/s/ Dennine Bullard

Name: Dennine Bullard
Title: Authorized Signatory

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY

       The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley (“MS”) and their principal occupations are set forth below. The business address of each of the Directors or Executive Officers is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS and each individual is a United States citizen.

Name	Title

Philip J. Purcell	Chairman of the Board and Chief Executive Officer

Stephan F. Newhouse	President

Sir Howard Davies(1)	The Director, London School of Economics and Political Science

John E. Jacob	Executive Vice President - Global Communications of Anheuser-Busch Companies, Inc.

C. Robert Kidder	Chairman of Borden Chemical, Inc.

Charles F. Knight	Chairman of Emerson Electric Co.

John W. Madigan	Retired; former Chairman of Tribune Company

Miles L. Marsh	Former Chairman of the Board and Chief Executive Officer of Fort James Corporation

Michael A. Miles	Special Limited Partner in Forstmann Little and Co.

Laura D’Andrea Tyson	Dean of the London Business School

Klaus Zumwinkel(2)	Chairman of the Board, Deutsche Post AG

Stephen S. Crawford	Executive Vice President and Chief Administrative Officer

David Sidwell	Excecutive Vice President and Chief Financial Officer

Donald G. Kempf, Jr.	Executive Vice President, Chief Legal Officer and Secretary

Tarek F. Abdel-Meguid	Head of Worldwide Investment Banking Division

Zoe Cruz	Head of Worldwide Fixed Income Division

John P. Havens	Head of Worldwide Institutional Equity Division

Roger C. Hochschild	President and COO, Discover Financial Services

Mitchell M. Merin	President and COO, Investment Management

David W. Nelms	Chairman and CEO, Discover Financial Services

Vikram S. Pandit	President and COO, Institutional Securities Group

Joseph R. Perella	Chairman of Institutional Securities Group

John H. Schaefer	President and COO, Individual Investor Group

(1)Sir Howard Davies is an English citizen and not a United States citizen.
(2) Klaus Zumwinkel is a German citizen and not a United States citizen.

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY & CO. INCORPORATED

     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley & Co. Incorporated (“MS&Co.”) and their business addresses and principal occupations are set forth below. If no address is given, the Director’s or Executive Officer’s business address if that of MS&Co. at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MS&Co. and each individual is a United States citizen.

Name, Business Address	Present Principal Occupation

Zoe Cruz	Managing Director of MS&Co. and Head of Worldwide Fixed Income Division of MS

John P. Havens	Managing Director of MS&Co. and Head of Worldwide Institutional Equity Division of MS

Donald G. Kempf, Jr.	Managing Director of MS&Co. and Executive Vice President, Chief Legal Officer and Secretary of MS

Tarek F. Abdel-Meguid	Managing Director of MS&Co. and Head of Worldwide Investment Banking Division of MS

Alasdair G. Morrison	Managing Director of MS&Co. and Chairman of Morgan Stanley Asia

Stephan F. Newhouse	Managing Director of MS&Co. and President of MS

Vikram S. Pandit	Managing Director, President and COO of MS&Co. and President and COO of Institutional Securities of MS

Joseph R. Perella	Managing Director, Chairman and CEO of MS&Co. and Chairman of Institutional Securities of MS

Philip J. Purcell	Managing Director of MS&Co. and Chairman of the Board and Chief Executive Officer of MS

Robin Roger	Managing Director, General Counsel and Secretary of MS&Co.

Executive Officers

Joseph R. Perella	Managing Director, Chairman and CEO of MS&Co. and Chairman of Institutional Securities of MS

Vikram S. Pandit	Managing Director, President and COO of MS&Co. and President and COO of Institutional Securities of MS

Robin Roger	Managing Director, General Counsel and Secretary of MS&Co.

Eileen S. Wallace	Managing Director and Treasurer of MS&Co.

Alexander C. Frank	Managing Director and CFO of MS&Co. and Controller of MS